Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

FURTHER DELAY IN DESPATCH OF CIRCULAR IN RESPECT OF DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION

This announcement is made pursuant to Rule 14A.47 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Reference is made to the announcements (the “Announcements”) of OneConnect Financial Technology Co., Ltd. (the “Company”) dated November 24, 2022 and December 15, 2022 with respect to the discloseable transaction and connected transaction in relation to the disposal of equity interests in Puhui Lixin. Capitalized terms used herein shall have the same meanings as those defined in the Announcements unless the context requires otherwise.

As set out in the announcement of the Company dated December 15, 2022, it is expected that the Company will despatch a circular (the “Circular”) to the Shareholders containing, among other things, (i) further particulars of the Disposal; (ii) the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Disposal; (iii) the letter of advice from the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders in respect of the Disposal; and (iv) other information as required under the Listing Rules together with a notice convening the EGM on or before January 13, 2023.

As additional time is required for the Company to finalize the information to be included in the Circular, the date of despatch of the Circular is expected to be further postponed to on or before February 20, 2023.

By Order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chongfeng Shen Chairman of the Board and Chief Executive Officer

Hong Kong, January 13, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.